SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Flint Telecom Group, Inc.

(Name of Issuer)

COMMON STOCK, .01 PER SHARE

(Title of Class of Securities)

339670101

(CUSIP Number)

June 23, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 339670101	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) AGS Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,288,700 (See Item 4)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 11,288,700
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,288,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.08%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 339670101	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Allen Silberstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,288,700
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 11,288,700
	8	SHARED DISPOSITIVE POWER None (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,288,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.08%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 339670101	Page 4 of 7 Pages

Item 1                    (a)           Name of Issuer:

Flint Telecom Group, Inc. (the “Company”)

(b)           Address of Issuer’s Principal Executive Offices:

7500 College Blvd., Suite 500
Overland Park
Kansas 66210

Item 2                    (a) – (c)                   This statement is filed on behalf of the following:

(1)	AGS Capital Group, LLC, a New York Limited Liability Corporation (“AGS”), with its principal business office at 2 Water Street, Ste. 17G, New York, New York, 10004

(2)	Allen Silberstein (“Silberstein”), a natural person, with his principal business office at c/o AGS Capital Group, LLC, 2 Water Street, Ste. 17G, New York, New York, 10004

(d)           Title of Class of Securities:

Common Stock, .001 Per Share

(e)           CUSIP Number:

339670101

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4                    Ownership:

CUSIP No. 339670101	Page 5 of 7 Pages

                                AGS

(a)           Amount Beneficially Owned:

11,288,700

(b)           Percent of Class:

9.08%

(c)           Number of Shares as to which person has:

(i)           11,288,700

(ii)           shared power to vote or to direct vote:

None

(iii)           sole power to dispose or direct disposition of:

11,288,700

(iv)           shared power to dispose or to direct disposition of:

None

Allen Silberstein

(a)           Amount Beneficially Owned:

By virtue of his position as the principal of AGS Capital Group, LLC, Mr. Silberstein may be deemed to beneficially own the 11,288,700 shares of the Company’s Common Stock beneficially owned by AGS.

(b)           Percent of Class:

9.08%

(c)           Number of Shares as to which person has:

(i)           sole power to vote or to direct vote:

11,288,700

(ii)           shared power to vote or to direct vote:

CUSIP No. 339670101	Page 6 of 7 Pages

None

(iii)           sole power to dispose or direct disposition of:

11,288,700

(iv)           shared power to dispose or to direct disposition of:

None

On June 17, 2010, the Company issued 153,779.66 shares of Series G Convertible Preferred Stock to AGS which contains a blocker provision preventing AGS from converting if it will result in AGS beneficially owning more than 4.99% of the outstanding shares of Common Stock. AGS and Silberstein disclaim beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of the other individual officers and members of AGS or Silberstein is, for any purpose, the beneficial owner of any of the Securities.

Item 5                                    Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6                                    Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8                                    Identification and Classification of Members of the Group:

Not Applicable

Item 9                                    Notice of Dissolution of Group:

Not Applicable

Item 10                                  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 339670101	Page 7 of 7 Pages

  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           June 23, 2010

AGS CAPITAL GROUP, LLC By: /s/Allen Silberstein Allen Silberstein Authorized Signatory	ALLEN SILBERSTEIN By: /s/ Allen Silberstein Allen Silberstein Authorized Signatory